FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 April 4, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F  X        Form 40-F __

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes __              No  X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                                Total Pages: 2

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4 April 2002
The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP



Dear Sirs,

The Company has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), that Zurich Financial Services and its Group cease to have a notifiable interest in the ordinary share capital of Smith & Nephew plc.

Yours faithfully,





P.R. Chambers
Assistant Company Secretary